Bachoco Announces First Quarter 2016 Results

CELAYA, Mexico, April 28, 2016 /PRNewswire/ -- Industrias Bachoco, S.A.B. de C.V., "Bachoco" or "the Company", (NYSE: IBA; BMV: Bachoco) announced today its unaudited results for the first quarter ("1Q16") ending March 31, 2016. All figures have been prepared in accordance with International Financial Reporting Standard ("IFRS"), and are presented in nominal million Mexican Pesos ("$"), except earnings per share.

HIGHLIGHTS- 2016 vs. 2015

  Net sales increased 3.8% in 1Q16.
  EBITDA margin was 7.8% in 1Q16 vs 16.3% in 1Q15.
  Earnings per basic and diluted share were $0.99.

CEO COMMENTS

Rodolfo Ramos Arvizu, Chief Executive Officer of Bachoco, stated: "Conditions prevailing in the poultry industry in the second half of 2015 continued throughout most part of the first quarter of 2016. We observed over-supply conditions in Mexico, which put pressure on prices. In the US market, we also continued to observe lower prices, mainly in leg quarters and breast, as compared with the equivalent quarter of 2015.

Volatility in the Mexican peso continued affecting our cost of sales in Mexico during the quarter; as a result, our operating margins were lower when compared with the first quarter of the previous year.

However, we saw a good level of demand in the Mexican markets during this first quarter, enabling us to increase total sales by 3.8% year over year, and increase volume sold in all of our main product lines in both markets we participate.

We also were able to deliver positive results in both our Mexican and US Operations and observed improved conditions at the end of the quarter in both markets.

On the internal side, we continued working on our efficiency and productivity efforts. We continued with our CAPEX program, while taking advantage of projects we implemented to get closer to our customers.

Our financial structure continued strengthening as we reached a net cash level of $10,616.0 million, which will allow us to support our growth plans.

We will remain focused on continual improvements and efficiencies across all of our processes, and closely monitor those external factors we cannot control."

RECENT DEVELOPMENTS.
At its 2016 annual shareholders meeting, the Company announced the paying of cash dividends in the amount of $1.3 pesos per share (or $15.6 pesos per ADR).

Executive Summary
The following financial information is expressed in millions of nominal pesos, except for amounts per share and per ADR, with comparative figures for the same periods of 2015.

QUARTERLY RESULTS

NET SALES BY GEOGRAPHY
In millions of pesos	1Q16	1Q15	Change
	$	$	$	%
Net sales	11,839.3	11,406.0	433.3	3.8
Net sales in Mexico	8,821.5	8,644.7	176.9	2.0
Net sales in the U.S.	3,017.8	2,761.3	256.5	9.3

NET SALES BY SEGMENT
In millions of pesos	1Q16	1Q15	Change
	$	$	$	%
Net sales	11,839.3	11,406.0	433.3	3.8
Poultry	10,644.5	10,445.3	199.2	1.9
Other	1,194.8	960.7	234.1	24.4

NET VOLUME SOLD BY SEGMENT

In tons			Change
	1Q16	1Q15	Volume	%
Total sales volume:	521,417	484,500	36,917	7.6
Poultry	411,459	387,695	23,764	6.1
Others	109,959	96,805	13,154	13.6

In 1Q16, the Company's net sales totaled $11,839.3 million; $433.3 million or 3.8% more than $11,406.0 million reported in 1Q15. This was a result of more volume sold in our main product lines during the quarter, partially compensated by a reduction in our poultry prices.

In 1Q16, sales of our U.S. operations were strong and represented 25.5% of our total sales compared with 24.4% in 1Q15.

GROSS PROFIT
In millions of pesos	1Q16	1Q15	Change
	$	$	$	%
Cost of sales	10,012.2	8,722.4	1,289.7	14.8
Gross profit	1,827.2	2,683.6	(856.4)	(31.9)
Gross margin	15.4%	23.5%	-	-

The cost of sales totaled $10,012.2 million, representing $1,289.7 million or 14.8% higher than $8,722.4 million reported in the same period of 2015. This increase was a result of more volume sold and higher raw material costs in Mexican peso terms.

The Company's gross profit in 1Q16 was $1,827.2 million, with a gross margin of 15.4%; this result is lower when compared to a gross profit of $2,683.6 million and gross margin of 23.5% reported in 1Q15.

Selling, general and administrative expenses ("SG&A")
In millions of pesos
	1Q16	1Q15	Change
	$	$	$	%
Total SG&A	1,121.8	1,008.3	113.5	11.3

Total SG&A expenses in 1Q16 were $1,121.8 million; $113.5 million or 11.3% more than the $1,008.3 million reported 1Q15. This increase is mainly attributed to higher sales and distribution expenses as our volume sold increased. Total SG&A expenses, as a percentage of net sales, represent 9.5% in 1Q16; an increase compared with 8.8% in the same quarter of 2015.

other income (expense), net
In millions of pesos	1Q16	1Q15	Change
	$	$	$	%
Other income (expense), net	(9.1)	(13.2)	4.1	(31.1)

Other income or other expenses include the sale of byproducts and unused assets; we register such sales as expenses when the sales price is below the book value of those assets.

In 1Q16, we had other expenses of $9.1 million, compared with other expenses of $13.2 million reported in 1Q15.

OPERATING INCOME
In millions of pesos	1Q16	1Q15	Change
	$	$	$	%
Operating income	696.3	1,662.1	(965.8)	(58.1)
Operating margin	5.9%	14.6%	-	-

Operating income in 1Q16 totaled $696.3 million for an operating margin of 5.9%; lower than an operating income of $1,662.1 million and a 14.6% in operating margin reported in 1Q15. The decrease in operating income is mainly attributed to lower gross income and higher operating expenses in 1Q16 when compared to 1Q15.

NET FINANCIAL INCOME
In millions of pesos	1Q16	1Q15	Change
	$	$	$	%
Net Financial Income	136.5	181.0	(44.5)	(24.6)
Financial Income	190.0	208.7	(18.7)	(9.0)
Financial Expense	53.5	27.7	25.8	93.3

In 1Q16, the Company reported net financial income of $136.5 million, compared to $181.0 million reported in the same period of 2015.

TAXES FOR THE PERIOD
In millions of pesos	1Q16	1Q15	Change
	$	$	$	%
Total Taxes	235.8	577.4	(341.6)	(59.2)
Income tax	157.5	542.7	(385.3)	(71.0)
Deferred income tax	78.4	34.7	43.7	126.0

Total taxes for the 1Q16 were $235.8 million, compared to $577.4 million in the same period of 2015. The variation is mainly attributed to lower operating results.

NET INCOME
In millions of pesos	1Q16	1Q15	Change
	$	$	$	%
Net income	596.9	1,265.7	(668.8)	(52.8)
Net margin	5.0%	11.1%	-	-
Non-Controlling Interest income	1.7	2.4	(0.6)	n/a
Net controlling interest income	595.2	1,263.3	(668.2)	n/a
Basic and diluted income per share[1]	0.99	2.11	-	n/a
Basic and diluted income per ADR[2]	11.90	25.29	-	n/a
Weighted average Shares outstanding[3]	599,946	599,535	-	-
[1] In pesos [2] in pesos, an ADR is equal to twelve shares [3] In thousands of shares

The net income for 1Q16 was $596.9 million, representing a basic and diluted income of $0.99 pesos per share; this result compares to net income of $1,265.7 million, which represented a net income $2.11 pesos of basic and diluted income per share, in 1Q15. Net margin for the 1Q16 was 5.0% compared to 11.1% reported in 1Q15.

EBITDA AND ADJUSTED EBITDA
In millions of pesos	1Q16	1Q15	Change
	$	$	$	%
Net controlling interest income	595.2	1,263.3	(668.2)	(52.9)
Income tax expense (benefit)	235.8	577.4	(341.6)	n/a
Result in associates	1.7	2.4	(0.6)	n/a
Net finance (income) expense	(136.5)	(181.0)	44.5	n/a
Depreciation and amortization	224.8	199.4	25.3	12.7
EBITDA	921.1	1,861.6	(940.5)	(50.5)
EBITDA Margin (%)	7.8	16.3	(8.5)	(52.3)
Other expense (income) net	9.1	13.2	(4.1)	(31.1)
Adjusted EBITDA	930.2	1,874.8	(944.6)	(50.4)
Adjusted EBITDA Margin	7.86%	16.44%	-	-
Net sales	11,839.3	11,406.0	433.3	3.8

EBITDA in 1Q16 reached $921.1 million, representing an EBITDA margin of 7.8%, compared to $1,861.6 million EBITDA in 1Q15 and 16.3% EBITDA margin.

The adjusted EBITDA in 1Q16 was $930.2 million, representing an adjusted EBITDA margin of 7.86%, compared to adjusted EBITDA of $1,874.8 million in 1Q15, with an adjusted EBITDA margin of 16.44%.

BALANCE SHEET DATA

BALANCE SHEET DATA
In millions of pesos	Mar 31, 2016	Dec. 31, 2015	Change
	$	$	$	%
TOTAL ASSETS	40,127.4	40,446.6	(319.2)	(0.8)
Cash and cash equivalents	14,586.9	15,288.9	(702.0)	(4.6)
Accounts receivable	2,939.2	2,727.9	211.3	7.7
TOTAL LIABILITIES	11,737.9	12,667.2	(929.3)	(7.3)
Accounts payable	3,226.0	3,966.0	(740.0)	(18.7)
Short-term debt	1,477.9	1,631.9	(154.0)	(9.4)
Long-term debt	2,493.1	2,495.1	(2.0)	(0.1)
TOTAL STOCKHOLDERS' EQUITY	28,389.5	27,779.4	610.1	2.2
Capital stock	1,174.3	1,174.4	(0.1)	0.0

Cash and equivalents as of March 31, 2016 totaled $14,586.9 million; $702.0 million or 4.6% less than $15,288.9 million as of December 31, 2015.

Total debt as of March 31, 2016 totaled $3,970.9 million, compared to $4,127.0 million reported as of December 31, 2015.

Net cash as of March 31, 2016 was $10,616.0 million, compared to net cash of $11,161.9 million as of December 31, 2015.

CAPEX

CAPITAL EXPENDITURES
In millions of pesos	2016	2015	Change
	$	$	$	%
Capital Expenditures	659.9	254.5	405.4	159.3

Total CAPEX for the 1Q16 was $659.9 million which was mainly allocated toward organic growth in Mexico, a fully cooked plant acquisition in Oklahoma City, as well as productivity projects across all of our facilities.

STOCK INFORMATION

STOCK INFORMATION

As of March 31, 2016
Total Shares	600,000,000
Total free float	26.75%
Total shares in treasury as of March 31, 2016	62,157
Market cap (millions of pesos)	$44,346

SHARE PRICEs

	Mexican Stock Exchange					The New York Stock Exchange
	Ticker Symbol: Bachoco					Ticker Symbol: IBA
	In nominal pesos per Share					In U.S. Dollar per ADR
Month	High	Low	Average	Close	Volume	High	Low	Average	Close	Volume
Mar-16	77.40	73.05	74.94	73.91	7,407,913	53.52	49.11	51.00	51.28	309,703
Feb-16	74.00	65.45	70.89	72.98	7,185,805	49.11	43.15	46.12	48.28	355,347
Jan-16	70.40	62.51	67.45	65.45	9,777,602	48.67	41.17	44.82	43.32	474,206
Dec-15	71.03	65.95	69.04	70.05	8,183,685	50.99	45.64	48.54	49.23	624,963
Nov-15	78.97	69.37	72.69	69.37	9,375,235	57.22	49.87	52.48	50.18	517,771
Oct-15	85.80	75.18	81.68	75.18	14,257,551	61.13	54.72	59.11	54.72	455,668
Source: yahoo finances

ANALYST COVERAGE

Institution	Analyst name	E-mail
ACTINVER	Jose Antonio Cebeira	jcebeira@actinver.com.mx
BBVA BANCOMER	Fernando Olvera	fernando.olvera@bbva.com
GBM	Miguel Mayorga	mmayorga@gbm.com.mx
INTERACCIONES CASA DE BOLSA	Brian Flores	Ibflorese@interacciones.com
JPMORGAN	Pedro Leduc	pedro.a.leduc@jpmorgan.com
INTERCAM GRUPO FINANCIERO	Alejandra Marcos	amarcos@intercam.com.mx
SIGNUM RESEARCH	Emma Ochoa	Emma.ochoa@signumresearch.com

APPENDICES

For reference, some figures have been translated into millions of U.S. dollars ("USD") using an exchange rate of $17.29 per USD$1.0, which corresponds to the rate at the close of March 31, 2016, according to Mexico's National Bank.

  Consolidated Statement of Financial Position
  Consolidated Statement of Income
  Consolidated Statement of Cash Flows
  Derivatives Position Report
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
-Unaudited-
	In U.S. Dollar	March 31,	December 31,
In million pesos	2016	2016	2015*

TOTAL ASSETS	$ 2,320.8	40,127.4	40,446.6

Total current assets	1,380.8	23,874.0	24,722.0
Cash and cash equivalents	843.7	14,586.9	15,288.9
Total accounts receivable	170.0	2,939.2	2,727.9
Inventories	272.1	4,704.1	5,056.1
Other current assets	95.1	1,643.7	1,649.1

Total non current assets	940.0	16,253.4	15,724.6
Net property, plant and equipment	788.5	13,633.1	13,188.1
Other non current Assets	151.5	2,620.3	2,536.5

TOTAL LIABILITIES	$ 678.9	11,737.9	12,667.2

Total current liabilities	326.3	5,641.7	6,642.8
Notes payable to banks	85.5	1,477.9	1,631.9
Accounts payable	186.6	3,226.0	3,966.0
Other taxes payable and other accruals	54.2	937.9	1,044.9

Total long-term liabilities	352.6	6,096.2	6,024.4
Long-term debt	144.2	2,493.1	2,495.1
Other non current liabilities	9.7	168.3	160.2
Deferred income taxes	198.7	3,434.8	3,369.0

TOTAL STOCKHOLDERS' EQUITY	$ 1,642.0	28,389.5	27,779.4

Capital stock	67.9	1,174.3	1,174.4
Commission in shares issued	23.9	414.0	414.0
Repurchased shares	0.2	4.1	0.7
Retained earnings	1,510.9	26,122.7	25,527.9
Others accounts	36.0	622.1	611.8
Non controlling interest	3.0	52.2	50.4

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 2,320.8	40,127.4	40,446.6

*Audited

CONSOLIDATED STATEMENT OF INCOME
First Quarter Results, ended March 31:
-Unaudited-
	U.S. Dollar
In millions pesos	2016	2016	2015
Net sales	$ 684.8	11,839.3	11,406.0
Cost of sales	579.1	10,012.2	8,722.4
Gross profit	105.7	1,827.2	2,683.6
SG&A	64.9	1,121.8	1,008.3
Other income (expenses), net	(0.5)	(9.1)	(13.2)
Operating income	40.3	696.3	1,662.1
Net finance income	7.9	136.5	181.0
Income tax	13.6	235.8	577.4
Net Income	$ 34.5	596.9	1,265.7

Non-controlling interest	0.1	1.7	2.4
Net controlling interest profit	34.4	595.2	1,263.3
Basic and diluted earnings per share	0.06	0.99	2.11
Basic and diluted earnings per ADR	0.69	11.90	25.32
Weighted average Shares outstanding[1]	599,946	599,946	599,535

EBITDA Result	$ 53.3	921.1	1,861.6

Gross margin	15.4%	15.4%	23.5%
Operating margin	5.9%	5.9%	14.6%
Net margin	5.0%	5.0%	11.1%
EBITDA margin	7.8%	7.8%	16.3%
[1] In thousands

CONSOLIDATED STATEMENT OF CASH FLOWS
In million of pesos
-Unaudited-
	U.S. Dollar	March 31,
	2016	2016	2015

NET MAJORITY INCOME BEFORE INCOME TAX	$ 48.2	832.7	1,843.1

ITEMS THAT DO NOT REQUIRE CASH:	-	-	-

ITEMS RELATING TO INVESTING ACTIVITIES:	(1.3)	(22.5)	121.8
Depreciation and others	13.0	224.8	199.4
Income (loss) on sale of plant and equipment	0.0	0.7	34.8
Other Items	(14.3)	(248.0)	(112.5)

ITEMS RELATING TO FINANCING ACTIVITIES:	3.1	53.5	27.7
Interest income (expense)	3.1	53.5	27.7
Other Items	-	-	-

NET CASH GENERATED FROM NET INCOME BEFORE TAXES	50.0	863.7	1,992.6
CASH GENERATED OR USED IN THE OPERATION:	(54.7)	(946.4)	(313.5)
Decrease (increase) in accounts receivable	(14.8)	(255.2)	195.9
Decrease (increase) in inventories	25.0	432.6	350.8
Decrease (increase) in accounts payable	(64.5)	(1,115.0)	(854.6)
Decrease (increase) in other liabilities	(0.5)	(8.7)	(5.6)

NET CASH FLOW FROM OPERATING ACTIVITIES	(4.8)	(82.7)	1,679.0

NET CASH FLOW FROM INVESTING ACTIVITIES	(24.1)	(416.3)	(175.8)
Acquisition of property, plant and equipment	(38.2)	(659.9)	(254.5)
Proceeds from sales of property plant and equipment	0.3	4.9	20.2
Other Items	13.8	238.8	58.6

CASH FLOW SURPLUS (REQUIREMENTS OF) TO BE USED IN FINANCING ACTIVITIES	(28.9)	(498.9)	1,503.3

Net cash provided by financing activities:	(11.7)	(203.1)	230.0
Proceeds from loans	15.5	267.5	1,085.8
Principal payments on loans	(24.9)	(430.3)	(697.6)
Dividends paid	-	-	-
Other items	(2.3)	(40.2)	(158.2)
Net increase (decrease) in cash and equivalents	(40.6)	(702.0)	1,663.5

Cash and investments at the beginning of year	$ 884.3	15,288.9	11,961.6
CASH AND INVESTMENTS AT END OF PERIOD	$ 843.7	14,586.9	13,625.2

DERIVATIVES POSITION REPORT

First Quarter 2016
Thousands of Mexican Pesos, as of march 31, 2016										ANEXO 1
TYPE OF FINANCIAL INSTRUMENT	OBJETIVE	NOTIONAL	VALUE OF THE RELATED COMMODITY				REASONABLE VALUE		AMOUNTS DUE BY YEAR	GUARANTIES REQUIRED
			1Q-2016		4Q-2015		1Q-2016	4Q-2015
Knock out forwards.	Hedge	$ 345,800	$ 17.29		$ 17.21		$-2,304	$ -	in 2016	The deals consider the possibility of margin calls but not another kind of guarantee
Futures for corn and soybean meal	Hedge	$ 317,899	CORN		CORN		-$ 2,376	-$ 5,851	89.4% in 2016 and 10.6% in 2017
			In USD per Bushel		In USD per Bushel
			month	price	month	price
			May-16	$ 3.515
			Jul-16	$ 3.558
			Sep-16	$ 3.605	Mar-2016	$ 3.588
			Dic-16	$ 3.693	May-2016	$ 3.645
			Mar-17	$ 3.783
			SOYBEAN MEAL		SOYBEAN MEAL
			In USD per ton		In USD per ton
			month	price	month	price
			May-2016	$ 270.3
			Jul-2016	$ 273.1
			Aug-2016	$ 274.4	Jan-2016	$ 264.300
			Oct-2016	$ 276.6	Mar-2016	$ 265.500
			Jan-2017	$ 279.6	May-2016	$ 269.000
			Mar-2017	$ 279.6	Aug-2016	$ 274.200
			May-2017	$ 278.9
			Jul-2017	$ 280.1
Options of Corn	Hedge	$ -	CORN		CORN		$ -	-$ 121	2016
			In USD per Bushel		In USD per Bushel
			month	price	month	price
					Mar-2016	$ 3.59
					May-2016	$ 3.65

Options of soybean meal	Hedge	$ 1,402	SOYBEAN MEAL		SOYBEAN MEAL		-$ 2	-$ 110	in 2016
			In USD per ton		In USD per ton
			month	price	month	price
					Mar-2016	$ 265.50
			May-2016	$ 270.30	May-2016	$ 269.00

NOTES
-The total financial instruments not exceed 5% of total assets as of March 31, 2016.
-The notional value represents the net position as of March 31, 2016 at the exchange rate of Ps.17.29 per one dollar.
-A negative value means an unfavorable effect for the Company.

PROBABLE SCENARIO

First Quarter 2016
Thousands of Mexican Pesos, as of march 31, 2016								PROBABLE SCENARIO
TYPE OF FINANCIAL INSTRUMENT	REASONABLE VALUE	VALUE OF THE RELATED COMMODITY			EFFECT ON THE INCOME STATEMENT	EFFECT ON THE CASH FLOW(3)
Reference Value
		-2.5%	2.5%	5.0%		-2.5%	2.5%	5.0%
Knock Out Forwards (1)	-$ 2,304	$ 16.86	$ 17.72	$ 18.15	Direct	-$ 6,627	$ 2,018	$ 1,058
		-5%	5%	10%		-5%	5%	10%
Futures of Corn: (2)	-$ 2,376	$ 3.339	$ 3.691	$ 3.867	The effect will materialize as the inventory is consumed	-$ 18,266	$ 13,514	$ 29,405
Futures of Soybean Meal: (2)		$ 256.8	$ 283.8	$ 297.3
Options for Corn	$ -	$ -	$ -	$ -		$ -	$ -	$ -
Options of Soybean Meal	-$ 2	$ 256.8	$ 283.8	$ 297.3		-$ 72	$ 68	$ 138

NOTES
(1) The reference value is the exchange rate of Ps. $17.29 per USD as of March 31, 2016.
(2) The reference values are; the future of corn for March 2016, $3.5150 USD/bushel and the future of soybean meal for May 2016, $270.30 USD/ton.
All the evaluations are performed according with the corresponding future, here only the first month futures are shown.
(3) The Company has credit lines with the majority of its counterparts, so that the effect in cash flow is lower than the amount shown.
-A negative value means an unfavorable effect for the Company.

First Quarter 2016
Thousands of Mexican Pesos, as of march 31, 2016										STRESS SCENARIO
TYPE OF FINANCIAL INSTRUMENT	REASONABLE VALUE	VALUE OF THE RELATED COMMODITY				EFFECT ON THE INCOME STATEMENT	EFFECT ON THE CASH FLOW
		Reference Value
		-50%	-25%	25%	50%		-50%	-25%	25%	50%
Forward and Knock Out Forwards	-$ 2,304	$8.65	$12.97	$21.61	$25.94	Direct	-$88,754	-$45,529	$0	$0

CONFERENCE CALL INFORMATION

The Company will host its first quarter 2016 earnings call, on Friday, April 29, 2016. The earnings call will take place at 9:00 am Central Time (10:00 am ET).

Toll free in the U.S.: 1 (888) 771-4371
Toll free in Mexico: 001 866 779 0965

A current list of available local and international free phone telephone numbers: https://www.yourconferencecenter.com/AlternateNumbers/alternatenumbers.aspx?100374&t=P&o=USRplZrxzFBxXT

Confirmation Number: 42377518

Visit the following link to access the webcast:
http://edge.media-server.com/m/p/nfj2cnxa

COMPANY DESCRIPTION

Industrias Bachoco is the leader in the Mexican poultry industry, and one of the largest poultry producers globally. The Company was founded in 1952, and became a public company in 1997, via a public offering of shares on the Mexican and The New York Stock Exchange. Bachoco is a vertically integrated company headquartered in Celaya, Guanajuato located in Central Mexico. Its main business lines are: chicken, eggs, balanced feed, swine, and turkey and beef value-added products. Bachoco owns and manages more than a thousand facilities, organized in nine production complexes and 64 distribution centers in Mexico, and a production complex in the United States. Currently the Company employs more than 25,000 people.

The Company is rated AAA (MEX), the highest rating awarded by Fitch Mexico, S.A. de C.V., and HR AAA which signals that the Company and the offering both have the highest credit quality by HR Ratings de Mexico S.A. de C.V.

DISCLAIMER

The document contains certain information that could be considered forward looking statements concerning anticipated future events and performance of the Company. The statements reflect management's current beliefs based on information currently available and are not guarantees of future performance and are based on our estimates and assumptions that are subject to risks and uncertainties, including those described in our Annual Information Form, which could cause our actual results to differ materially from the forward-looking statements contained in this document. Those risks and uncertainties include risks associated with ownership in the poultry industry, competition for investments within the poultry industry, shareholder liability, governmental regulation, and environmental matters. As a result, there can be no assurance that actual results will be consistent with these forward-looking statements. Except as required by applicable law, Industrias Bachoco, S.A.B. de C.V., undertakes no obligation to publicly update or revise any forward-looking statement.

CONTACT: IR contact information: Maria Guadalupe Jaquez, maria.jaquez@bachoco.net; Kathy Chaurand, kathy.chaurand@bachoco.net, T. +52(461)618 3555, T. +52(461)618 3500 Ext. 10146